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                            December 15, 2023

       Davin Kazama
       Chief Executive Officer
       Pono Capital Three, Inc.
       643 Ilalo St. #102
       Honolulu, Hawaii 96813

                                                        Re: Pono Capital Three,
Inc.
                                                            Amendment No. 3 to
Registration Statement on Form S-4
                                                            Filed on December
12, 2023
                                                            File No. 333-274502

       Dear Davin Kazama:

                                                        We have reviewed your
amended registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 5, 2023 letter.

       Amendment No. 3 to Registration Statement on Form S-4 filed December 12, 2023

       General

   1. We note your response to prior comment two. Please revise the table on page 29 to reflect, if true, that the
9,428,283 shares owned by Horizon shareholders includes the shares issuable upon
conversion of the Horizon Convertible Promissory Notes.

               Please contact Jeff Gordon at 202-551-3866 or Andrew Blume at 202-551-3254 if you
       have questions regarding comments on the financial statements and related matters. Please contact Sarah Sidwell at 202-551-4733 or Asia Timmons-Pierce at 202-551-3754 with any other questions.




                            Sincerely,
 Davin Kazama
Pono Capital Three, Inc.
December 15, 2023
Page 2

FirstName LastNameDavin Kazama
                                        Division of Corporation Finance
Comapany NamePono Capital Three, Inc.
                                        Office of Manufacturing
December 15, 2023 Page 2
cc:       Peter Strand
FirstName LastName